

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Division of Corporation
Finance

November 5, 2010

Mr. Nitin Amersey, President
ABC Acquisition Corp 1502
300 Center Ave., Ste. 202
Bay City, MI 48708

> **Re:** **ABC Acquisition Corp 1502**
> **Amendment No. 1 to Form 10-12G**
> **Filed October 28, 2010**
> **File No. 000-54115**

Dear Mr. Amersey:

We have reviewed the above-captioned filing and your response letter dated October 15, 2010 and have the following comments. Where prior comments are referenced, they refer to our letter dated September 30, 2010. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1. We note that counsel provided the Tandy representations requested in our prior letter. Please note that the Tandy representations must come directly from the company. Please provide these representations from the company with your next response.

2. In connection with the filing of the amended Form 10, the company was required to file a marked copy of such amended filing that conforms with the provisions of Rule 310 of Regulation S-T. However, no such marked copy was filed. Please confirm your understanding of this requirement and ensure that any future filings by the company requiring an amendment at the Commission's request will include the requisite marked copy conforming to the requirements of Rule 310 of Regulation S-T.

Item 2. Financial Information

(a) Liquidity and Capital Resources, page 14

3.   We note your response to prior comment 13, including your disclosure regarding
        Mr. Amersey's "firm promise" to continue funding the company for the next
        twelve months. Please clarify in your disclosure what is meant by a "firm
        promise." For example, please tell us if this promise is legally enforceable
        against Mr. Amersey under Nevada law. If the promise to pay is not enforceable
        by the company, enhance your disclosure to make clear that such a promise is not
        a binding commitment, that it is in Mr. Amersey's sole discretion to elect not to
        continue funding the company and, accordingly, the capital required by the
        company to conduct its business (including its ongoing reporting obligations
        pursuant to the Securities Act of 1934) for the next twelve months is not secure.
        Also include a risk factor, if appropriate, addressing the risk that Mr. Amersey
        may not fund the company for the next twelve months and, therefore, the
        company may have insufficient resources to investigate and analyze potential
        business combinations.

 (c) Qualitative Disclosures about Market Risk, page 15

4.   The caption to this section appears to refer to the disclosure required by Item 305
        of Regulation S-K. We note that the company, as a smaller reporting company, is
        not subject to Item 305 and the disclosure in this section does not provide the
        information called for by that item. Accordingly, please revise the caption to this
        section to better describe the disclosure provided in this section.

Item 7. Certain Relationships and Related Transactions, and Director Independence, page
19

5.   We note your response to our prior comment number 23. We further note that
        your disclosure continues to state that Mr. Amersey will pay all expenses incurred
        by the company and as a result, you do not expect to have significant expenses.
        As such, your disclosures continue to imply that not all costs of doing business
        will be included in your financial statements. Please revise your disclosures
        accordingly. Refer to SAB Topic 1.B.

You may contact Ryan Rohn, Staff Accountant, at (202) 551-3739, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Courtney Haseley, Staff Attorney, at (202) 551-3548. If you require further assistance, you may contact me at (202) 551-3456.

Sincerely,

Matthew Crispino
Staff Attorney

cc: Via Facsimile: (404) 760-0225
        H. Grady Thrasher, IV, Esq.
        Joyce, Thrasher, Kaiser & Liss, LLC